Exhibit 12.1

MARATHON PETROLEUM CORPORATION

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	Nine Months Ended September 30,	For the Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Portion of rentals representing interest	$38	$62	$50	$56	$54	$45
Capitalized interest	86	83	78	60	9	17
Other interest and fixed charges	42	1	1	1	1	—

Total fixed charges (A)	$166	$146	$129	$117	$64	$62

Earnings-pretax income with applicable adjustments (B)	$3,990	$1,080	$757	$1,999	$3,472	$4,628

Ratio of (B) to (A)	24.0	7.4	5.9	17.1	54.3	74.6